SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    594949 0
                                 (CUSIP Number)


                            Thomas D. Balliett, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                November 10, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: /____/

Check the following box if a fee is being paid with this statement: /X/


                            Page 1 of 16 pages

                      Exhibit Index appears on page 13

                                                   SCHEDULE 13D
CUSIP No. 594949 0                            Page 2 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            20,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 20,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     20,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                               SCHEDULE 13D
CUSIP No. 594949 0                            Page 3 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            55,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 55,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     55,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                               SCHEDULE 13D
CUSIP No. 594949 0                          Page 4 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            35,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 35,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     35,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No. 594949 0                         Page 5 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            10,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 10,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN

                               SCHEDULE 13D
CUSIP No. 594949 0                         Page 6 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            5,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 5,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                               SCHEDULE 13D
CUSIP No. 594949 0                           Page 7 of 16 Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CRAMER ROSENTHAL MCGLYNN, INC.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           NOT APPLICABLE

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /--/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            125,000  (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH Not Applicable REPORTING PERSON 10) SHARED DISPOSITIVE POWER WITH 125,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /--/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IA

                               Schedule 13D

Item 1.   Security and Issuer.

          This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Common Stock"), of The MicroCap Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 737 Third Avenue, 11th Floor, New York, New York
10017.

Item 2.   Identity and Background.

          (a) - (c) This Statement is being filed by Robert M. Pergament ("Pergament"), Gerald B. Cramer ("Cramer"), Ingleside Company ("Ingleside"), Edward J. Rosenthal ("Rosenthal"), Goodness Gardens Inc. ("Goodness Gardens") and Cramer Rosenthal McGlynn, Inc. ("CRM"), each of which is a "Reporting Person" and all of which are the "Reporting Persons".

         Pergament is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is a professional investor.

         Cramer is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is principally engaged in the investment advisory business as
Chairman of CRM.

         Rosenthal is an individual whose business address is 707 Westchester Avenue, White Plains, New York 10604 and who is principally engaged in the investment advisory business as Vice
Chairman of CRM.

         Goodness Gardens is a corporation whose business address is 707 Westchester Avenue, White Plains, New York 10604 and which is principally engaged in the business of growing and selling hydroponic herbs. The executive officers and directors of Goodness Gardens are listed on Schedule I. A majority of the common stock of Goodness Gardens is owned by WOW Associates, a Connecticut limited partnership of which Rosenthal is the managing general partner and members of Rosenthal's family are the other partners.

         Ingleside is a partnership whose business address is 707 Westchester Avenue, White Plains, New York 10604 and which is principally engaged in the business of investment. The partners of Ingleside are Barry W. Gray and Thomas
C. Israel, each of whom is a professional investor whose business address is 707 Westchester Avenue, White Plains, New York 10604.

          The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM and Goodness Gardens are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

          (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The cost of the shares of Common Stock reported owned by Ingleside and Goodness Gardens was funded out of each such entity's working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total cost of the reported securities for each Reporting Person who purchased such securities is as follows:

                  Reporting Person                         Total Cost
                  ----------------                         ----------
                  Pergament                                 $103,950
                  Cramer                                    $283,125
                  Ingleside                                 $180,625
                  Rosenthal                                 $52,500
                  Goodness Gardens                          $25,625

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

          The Reporting Persons believe that the Company should take action to reduce the current discount between the market price of the Common Stock and its net asset value per share as reported by the Company. The Reporting Persons intend to communicate directly with the Company's Board of Directors to discuss various possibilities for reducing that discount, which possibilities might include a material change in the dividend policy of the Company, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons beneficially own an aggregate of 125,000 shares of Common Stock, representing approximately 5.7% of the outstanding shares of Common Stock. Pergament beneficially owns 20,000 shares of Common Stock, representing approximately 0.9% of the outstanding shares. Cramer beneficially owns 55,500 shares of Common Stock, representing approximately 2.5% of the outstanding shares. Ingleside beneficially owns 35,000 shares of Common Stock, representing approximately 1.6% of the outstanding shares. Goodness Gardens beneficially owns 5,000 shares of Common Stock, representing approximately 0.2% of the outstanding shares. Rosenthal beneficially owns 10,000 shares of Common Stock, representing approximately 0.5% of the outstanding shares. [1]

          (b) By reason of its position as investment advisor to each other Reporting Person, CRM may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons. By reason of their respective positions as Chairman and Vice Chairman of CRM, Cramer and Rosenthal may each be deemed to possess the power to

[1] Percentages are based upon 2,076,751 shares of Common Stock reported outstanding as of August 31, 1995 in the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.

vote and dispose of the shares of Common Stock beneficially owned by all other Reporting Persons. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) CRM disclaims beneficial ownership of all shares of Common Stock owned by each other Reporting Person and (ii) each of Cramer and Rosenthal disclaims beneficial ownership of all shares of Common Stock owned by each other Reporting Person except those shares in which he has a pecuniary interest.

          (c) Except as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All transactions reported on Schedule II were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

                            SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 28, 1995


                                 /s/ Robert M. Pergament
                               Robert M. Pergament



                              /s/ Gerald B. Cramer
                                Gerald B. Cramer


                                INGLESIDE COMPANY

                               By: /s/ Barry Gray
                                 Barry Gray



                                 /s/ Edward J. Rosenthal
                               Edward J. Rosenthal



                              GOODNESS GARDENS INC.



                                 By: /s/ Edward J. Rosenthal
                               Edward J. Rosenthal

                          EXHIBIT INDEX




EXHIBIT                 DESCRIPTION                         PAGE

1               Agreement of joint filing pursuant            16
                to Rule 13d(1)-f promulgated under
                the Securities Exchange Act of 1934,
                as amended

                                                       SCHEDULE I

                   EXECUTIVE OFFICERS AND DIRECTORS

A.  CRAMER ROSENTHAL MCGLYNN INC. ("CRM")

          The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.


Name and                      Present Principal
Positions Held                Occupation or Employment

Gerald B. Cramer                                     Chairman and a Director

Ronald H. McGlynn                                    President and a Director

Edward J. Rosenthal                                  Vice Chairman and a
                                                     Director

Jay B. Abramson                                      Executive Vice President,
                                                     General Counsel and a
                                                     Director

Fred M. Filoon                                       Senior Vice President

Arthur J. Pergament                                  Senior Vice President

Eugene A. Trainor                                    Chief Financial Officer


B.  GOODNESS GARDENS INC.

         The name and present principal occupation or employment of each of the executive officers and directors of Goodness Gardens Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, New York 10604.

Name and                                             Present Principal
Positions Held                                       Occupation or Employment

Edward J. Rosenthal                                  Chairman and a Director

Brian Murphy                                         President and a Director

Loretta Citoli-Murphy                                Executive Vice President
                                                     and a Director

Laura Himmelstein                                    Treasurer

                                                    SCHEDULE II

                             TRANSACTIONS IN COMMON
                                  STOCK OF
                             THE MICROCAP FUND, INC.
                            BY EACH REPORTING PERSON

Shares Purchased by Robert M. Pergament

          Number of
           Shares     Price Per                               Total
Date      Purchased     Share                                 Cost

11/07/95    10,000     $5.270      $52,700
11/10/95    10,000     $5.125      $51,250

Shares Purchased by Gerald B. Cramer

         Number of
           Shares     Price per       Total
Date     Purchased      Share         Cost

09/11/95    25,000     $5.125         $128,125
09/13/95    10,000     $5.250         $ 52,500
09/13/95    10,000     $5.125         $ 51,250
10/25/95     5,000     $5.125         $ 26,625
11/10/95     5,000     $5.125         $ 26,625

Shares Purchased by Ingleside Company

         Number of
          Shares     Price per        Total
Date     Purchased     Share          Cost

09/15/95    20,000     $5.188         $103,750
10/25/95     5,000     $5.125         $ 25,625
11/10/95    10,000     $5.125         $ 51,250

Shares Purchased by Edward J. Rosenthal

         Number of
          Shares     Price per        Total
Date     Purchased     Share          Cost

09/20/95    10,000     $5.250         $ 52,250

Shares Purchased by Goodness Gardens Inc.

         Number of
          Shares     Price per        Total
Date     Purchased     Share          Cost

09/13/95     5,000     $5.125         $ 25,625